    Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                               Exchange Act of 1934

                     Oppenheimer Tremont Opportunity Fund LLC
                     ----------------------------------------

                        LIMITED LIABILITY COMPANY INTERESTS
                          (Title of Class of Securities)

                                     68382A102
                       (CUSIP Number of Class of Securities)

                              OppenheimerFunds, Inc.
                           Attn: Katherine P. Feld, Esq.
                            Two World Financial Center
                                225 Liberty Street
                                New York, NY 10281
                                  (212) 323-0252

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of Filing Person)

                                 January 31, 2004
      (Date Tender Offer First Published, Sent or Given to Security Holders)

                             CALCULATION OF FILING FEE

Transaction Valuation: $16,650,303.12        (a)   Amount of Filing Fee:$2,110    (b)

(a)   Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the Issuer's outstanding limited liability company interests as of June 30, 2003.

(b)   Calculated at .01267% of the Transaction Valuation.

      |_|   Check the box if any part of the fee is offset as provided by Rule
            0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_|   Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the
      results of the tender offer: |_|

            This Issuer Tender Offer Statement on Schedule TO relates to an offer by Oppenheimer Tremont Opportunity Fund LLC, a Delaware limited liability company (the "Fund"), to purchase limited liability company interests or portions thereof from members of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated January 31, 2004 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

            This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

            The information in the Offer to Purchase and the related Letter of
      Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

            Reference is made to the following financial statements of the Fund, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:
            Audited financial statements dated March 31, 2003 are included in the
      Fund's statement of additional information dated September 4, 2003 and previously furnished to shareholders pursuant to Rule 30d-1 and filed on
      EDGAR on Form N-30D on June 4, 2003, are incorporated herein by reference.

      ITEM 12. EXHIBITS.

      EXHIBIT NO.       DESCRIPTION
      (a)(1)(i)         Form of Letter to Members.

      (a)(1)(ii)        Form of Letter of Transmittal.

      (a)(1)(iii)       Repurchase Offer Terms, including instructions for
                        withdrawal of tender.

      (a)(1)(iv)        Form of letter from the Fund to Members in connection
                        with acceptance of tender of all Interests held by the
                        Member.

      (a)(1)(v)         Form of letter from the Fund to members in connection
                        with acceptance of tender of portion of Interests held by
                        the Member.

      (a)(1)(vi)

      (a)(1)(vii)       Form of Promissory Note for payment in connection with
                        acceptance of tender of portion of Interests held by the
                        Member.

      ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not applicable.

                                     SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2004                    Oppenheimer Tremont Opportunity Fund LLC

                              By: _____________________________________

                              Name: Katherine P. Feld
                                    Assistant Secretary

                                   EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(i)         Form of Letter to Members.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Repurchase Offer Terms, including instructions for withdrawal of tender.

(a)(1)(iv)        Form of letter from the Fund to Members in connection with acceptance of tender of all Interests held by the Member.

(a)(1)(v)         Form of letter from the Fund to members in connection with acceptance of tender of portion of Interests held by the Member.

(a)(1)(vi)        Form of Promissory Note for payment in connection with
                  acceptance of tender of all Interests held by the Member.

(a)(1)(vii)       Form of Promissory Note for payment in connection with
                  acceptance of tender of portion of Interests held by the Member.

Oppenheimer Tremont Opportunity Fund, LLC
498 Seventh Avenue, New York, New York 10018

                              Repurchase Offer Notice
January 31, 2004

Dear Oppenheimer Tremont Opportunity Fund, LLC Member:

This notice is to inform you about your  Fund's  offer to  repurchase  a portion of its  outstanding  Interests and to provide  instructions  to Members who would like to  tender  some  or all of  their  Interests  for  repurchase  by the  Fund.  This repurchase  offer is intended to provide  liquidity to Members,  because  Interests of your  Fund are not  redeemable  daily  for cash nor are they  traded  on a stock exchange.  You can offer  some or all of your Fund  Interest  for  repurchase  only during one of the Fund's repurchase offers.

The  repurchase  offer  period will begin on February 1, 2004,  and end on February
28,  2004.  If you  wish to sell  any of your  Fund  Interest  during  this  tender period, you can do so in one of the following ways:
1.    If your  Interest  is held in your own  name  (please  refer to your  account statement),  you can  complete  the  attached  Repurchase  Request  Form  and return it to  OppenheimerFunds  Services by 12:00 Midnight  Eastern time (ET)
      on February 28, 2004.  The Fund  currently  does not charge a processing  fee for handling repurchase requests.
2.    If your Interest is held for your  retirement  plan by your  retirement  plan trustee,  your  retirement  plan trustee must submit the  repurchase  request for you. They may charge a transaction fee for that service.

Please refer to your Fund  Prospectus and the enclosed  Repurchase  Offer Terms and
Repurchase  Request Form for more  details.  If you are not  interested  in selling any of  your  Interest  at  this  time,  you do not  have  to do  anything  and can disregard this notice. We will contact you prior to the next repurchase offer.

An Early  Withdrawal  Charge equal to 1.00% of the value of an Interest (or portion of an  Interest)  repurchased  by the Fund  will  apply if the date as of which the
Interest  is to be  valued  for  purposes  of  repurchase  is less  than  one  year following  the date of your initial  investment  in the Fund.  If  applicable,  the
Early  Withdrawal  Charge  will be  deducted  before  payment of the  proceeds of a repurchase.

-----------------------------------------------------------------------------------
All  requests to have  Interest  repurchased  must be received by  OppenheimerFunds
Services at its office in  Colorado  in good order no later than 12:00  Midnight ET
February 28, 2004 (the Repurchase Request Deadline).
-----------------------------------------------------------------------------------

Please  refer  to  the  enclosed  Repurchase  Offer  documents.  If  you  have  any
questions,   call   your   financial   advisor   or   broker,   or  you  can   call
OppenheimerFunds Services at 1.800.858.9826.

Sincerely,
OppenheimerFunds Services

-----------------------------------------------------------------------------------
                     Oppenheimer Tremont Opportunity Fund, LLC
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                              REPURCHASE REQUEST FORM
-----------------------------------------------------------------------------------

To: Oppenheimer Tremont Opportunity Fund, LLC
Please  repurchase  the  Interest of  Oppenheimer  Tremont  Opportunity  Fund,  LLC
designated  below on the  Valuation  Date that  applies  to this  Repurchase  Offer which ends on February 28, 2004. I understand  that if my  repurchased  Interest is subject to an Early  Withdrawal  Charge,  that  charge  will be  deducted  from the proceeds of my repurchased Interest.

Name(s) of Registered Members:
-----------------------------------
(Please fill in EXACTLY as listed on your Fund statement):
-----------------------------------
                                          -----------------------------------

Your Account Number:                      ___________________________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                  (_____)  _____ -
---------------------
                                           Area Code        Number
Interest Tendered for Repurchase:
(Please fill in ALL applicable information)

|_|   Full Tender             Please tender my entire Interest

|_|   Partial Tender    Please tender all but $____________ of my Interest
                        (Please Note: A $50,000 minimum balance must be retained)
|_|   Dollar Amount     Please repurchase enough of my Interest so that I will
                        receive $____________.
                        (If an Early Withdrawal Charge applies, enough of my
                        Interest will be repurchased, subject to pro-ration, to
                        provide the net proceeds requested. Please Note: A
                        $50,000 minimum balance must be retained

Payment and Delivery Instructions:
A check for the proceeds of repurchased Interest will be issued in the name of the registered Member(s) and mailed to the address of record on the account.  If alternative payment and delivery is required, please provide instructions here
(and signatures must be guaranteed).

Alternative Mailing Instructions:   ___________________________________________
                              ===========================================
Alternative Wiring Instructions:    Bank Name:_________________________________
                              ABA #:  ____________________________________
                                    Account Name: ______________________________
      Account # ___________________________________
                              For Further Credit to: __________________________

Please assure that you sign this form on the reverse side!

Please sign below and note the following important points:
o     Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Interest is registered.
o     If the Interest is held by two or more joint holders, ALL MEMBERS MUST SIGN
            BELOW.
o     If the Interest is held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
o     If the Interest is held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to
            OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:
o     This Repurchase Request Form is signed by all registered holder(s) of the
            Interest, AND
o     There is no change of registration for the Interest you will continue to hold, AND
o     The payment of the repurchase proceeds is to be sent to the registered owners of the Interest at the address shown in the Interest registration on your account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

In all other cases, ALL signatures must be guaranteed by one of the following:
U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S.
national securities exchange, a registered securities association or a clearing agency.  Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:________________________                         Signatures(s) of owner(s)
                                                exactly as Interest is
                                          registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------                         ------------------------------
      (Signature)                                           (Signature of  Owner)

----------------------------
---------------------------------
      (Name)   (Title)                                      (Signature of Joint
Owner)

If you have any questions about this form, call OppenheimerFunds Services
1.800.858.9826.

This form must be RECEIVED by OppenheimerFunds Services by 12:00 Midnight ET
February 28, 2004 (the Repurchase Request Deadline), if you want to sell some or all of your account of the Oppenheimer Tremont Opportunity Fund, LLC.  Repurchase
Requests received by OppenheimerFunds Services cannot be revoked after the
Repurchase Request Deadline.

---------------------------------------------------------------------------------

If you are using regular mail:           If you are  using  courier  or  express
Send this form to:                       mail:
OppenheimerFunds Services                Send this form to:
PO Box 173673                            OppenheimerFunds Services
Denver, CO 80217-3673                    10200 E. Girard Avenue, Building D
                                         Denver, Colorado 80231
---------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                     Oppenheimer Tremont Opportunity Fund, LLC
-----------------------------------------------------------------------------------
                              REPURCHASE OFFER TERMS
-----------------------------------------------------------------------------------
                                 February 28, 2004
-----------------------------------------------------------------------------------

1.    The Offer. Oppenheimer Tremont Opportunity Fund, LLC (the "Fund') is
   offering to repurchase for cash up to  twenty-five percent (25%) of the aggregate of its beneficial interest ("Interest") at a price equal to the respective net asset value ("NAV" or "Net Asset Value") as of 12:00 Midnight
   ET on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund's Prospectus, and
   the related Repurchase Request Form. Together those documents constitute the
   "Repurchase Offer". The purpose of the Repurchase Offer is to provide liquidity to Members of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Interest.  Notwithstanding anything herein to the contrary, the Board of Trustees, in its discretion, may at the election of the shareholder pay any portion of the repurchase price in marketable
   Securities (or any combination of marketable Securities and cash) at the election of the shareholder having a value, determined as of the date of repurchase, equal to the amount to be repurchased.

2.    Repurchase Request Deadline - How to Submit Requests.  All tenders of
   Interest for repurchase must be received in proper form (as set forth in this
   Repurchase Offer) by OppenheimerFunds Services at its office in Colorado on or before 12:00 Midnight ET on February 28, 2004. Repurchase Requests submitted to OppenheimerFunds Services in writing must be sent to the addresses specified in the Repurchase Request Form.

3.    Valuation Date.  Investors should realize that the value of the Interest tendered in this Offer likely will change between January 31, 2004 (the last time net asset value will have been calculated before the start of this offer)
   and February 29, 2004  (the next time net asset value will be calculated) and
   March 31, 2004 (the Valuation Date), when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  The Fund's net asset value as of the four most recent monthly calculations has been:

   September 30, 2003   $57,097,514.82
   October 31, 2003           $60,240,241.92
   November 30, 2003    $64,547,703.31
   December 31, 2003          $ 66,601,212.48

4.    Net Asset Values. You must determine whether to tender your Interest prior to the Repurchase Request Deadline, but the Net Asset Values at which the Fund will repurchase Interest will not be calculated until the Valuation Date. The
   Net Asset Values can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the Valuation
   Date.  The Net Asset Values on the Repurchase Request Deadline and the
   Valuation Date could be higher or lower than on the date you submit a
   Repurchase Request.

5.    Payment for Repurchased Interest. If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 95% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account, including any Incentive Allocation, and less the redemption fee, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

   Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of
   Managers, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may at election of the shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash)
   having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase
   ("Valuation Date") or, if the Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Interest, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6.    Increase in Amount of Interest Repurchased; Pro Rata Repurchases.  If
   Members tender for repurchase more outstanding Interests than the Fund is offering to repurchase during the offering period, the Fund may (but is not obligated to) increase the outstanding Interests that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline. The
   Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Interests tendered for repurchase exceeds the amount that the Fund is offering to repurchase, the
   Fund will repurchase only a pro rata portion of the Interest tendered by each
   Member. There can be no assurance that the Fund will be able to repurchase all the Interest that you tender even if you tender all the Interest that you own.
   In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate some or all of your Interest at Net Asset Value. You may have to wait until a subsequent repurchase offer to tender the Interest that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset
   Value fluctuations during that time.

   In addition, a Member who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $50,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the date that the Fund values the
   Interest for repurchase. The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained.  The Fund will promptly notify the
   Member if his tender of a portion of his Interest for repurchase would reduce his capital account balance to less than $50,000.

   The Fund may redeem all or part of an Interest if, among other reasons, the
   Adviser determines that it would be in the best interests of the Fund to do
   so. The Fund reserves the right to reduce that portion of the Interest to be purchased from a Member to maintain the Member's capital account balance at
   $50,000 if a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum.

7.    Withdrawal of Tender of Interest for Repurchase.  Interests tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Interest tendered for Repurchase at any time prior to 12:00 Midnight ET on
   February 28, 2004 (the Repurchase Request Deadline). You must send a written notice to OppenheimerFunds Services at one of its addresses specified in this
   Repurchase Request Form or the Prospectus, and OppenheimerFunds Services must receive it before the Repurchase Request Deadline.

8.    Suspension or Postponement of Repurchase Offer. The Board of Managers of
   the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Managers (including a majority of the disinterested Managers) and only:

         (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

         (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the
         Fund fairly to determine the value of its net assets; or

         (C) for such other periods as the Securities and Exchange Commission may order for the protection of Members of the Fund.

9.    Tax Consequences. A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member's adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment under the promissory note that will be given to the Member prior to the Fund's payment of the repurchase amount.

   Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Interest. Special tax rules apply to Interest repurchased from retirement plan accounts.

   A tender of Interest pursuant to the Repurchase Offer will be treated as a taxable sale of the Interest if the tender (i) completely terminates the
   Member's interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is "substantially disproportionate" or (iii) is treated under the Internal Revenue Code as a distribution that is "not essentially equivalent to a dividend".  A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the Member's proportionate
   Interest in the Fund after all Interests are tendered.  A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the Member's interest, which should be the case if the Member has a minimal Interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate Interest. The Fund intends to take the position that tendering Members will qualify for sale treatment.  If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Members who hold their
   Interest as a capital asset and as a long-term capital gain or loss if such
   Interest has been held for more than twelve months.  If the transaction is not treated as a sale, the amount received upon a sale of Interest may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Member's basis in the Interest. In addition, if any amounts received are treated as a dividend to tendering Members, a constructive dividend may be received by non-tendering Members whose proportionate interest in the Fund has been increased as a result of the tender.

10.   Early Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase Interest that is subject to Early Withdrawal Charges as described in the Fund's
   Prospectus, and if that Interest is repurchased by the Fund, the applicable
   Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Interest. If you ask the Fund to repurchase a specific dollar amount of your Interest, and if that Interest is subject to Early Withdrawal charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Interest to pay the applicable Early Withdrawal Charge.

11.   Proper Form of Repurchase Request Documents:  All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for
   Interest determined not to be in the proper form, or to refuse to accept for repurchase any Interest if, in the opinion of counsel to the Fund, paying for such Interest would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of
   Interest, whether in general or with respect to any particular Interest or
   Member(s). The Fund's interpretations of the terms and conditions of this
   Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Interest will not be deemed to have been made until all defects or irregularities have been cured or waived.

   Neither the Fund, OppenheimerFunds Service, OppenheimerFunds, Inc. (the Fund's
   investment advisor) nor OppenheimerFunds Distributor, Inc. (the Fund's
   Distributor) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

   Neither the Fund nor its Board of Managers make any recommendation to any
   Member whether to tender or refrain from tendering Interest. Each Member must make an independent decision whether to tender Interest and, if so, how much
   Interest to tender.

   No person has been authorized to make any recommendation on behalf of the Fund whether Members should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this
   Repurchase Offer or in the Fund's Prospectus and Statement of Additional
   Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment advisor, Distributor or OppenheimerFunds Services.

   For the Fund's current net asset values and other information about this
   Repurchase Offer, or for a copy of the Fund's Prospectus, call
   OppenheimerFunds Services at 1.800.858.9826 or contact your financial advisor.

   Dated:  January 31, 2004

Date

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund, LLC (the "Fund") has received and accepted for purchase your tender of your Interest in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment,  you have been paid a note (the "Note")  entitling you to receive an initial  payment of
95% of the  estimated  repurchase  price based on the  unaudited net asset value of the Fund as of March 31, 2004 (the  "Valuation  Date"),  after  subtraction  of any applicable 1.00% Early  Withdrawal  Charge that applies if the date as of which the
Interest  is to be valued  for  purposes  of the  repurchase  is less than one year following the date of your initial  investment in the Fund, in accordance  with the terms of the Repurchase  Offer.  You will receive an initial payment in this amount via wire or check, as per your  instructions  on your  Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within 45 days of the  Valuation  Date  unless the Fund has  requested  a  withdrawal  of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of interest, in which case payment  will be made ten  business  days after the Fund has received at least 90% of the  aggregate  amount  withdrawn  by the Fund from such  Portfolio
Funds.

The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the  Fund's  March 31,  2004  fiscal  year-end  audit and is  subject  to fiscal year-end audit  adjustment.  This amount will be paid to you via Wire or Check,  as per your  instruction's  on your  Repurchase  Request  Form. We expect the audit to be completed by the end of May 2004.

The Note is held by  OppenheimerFunds  Services  on your behalf for your safety and convenience.  Once  payment  has been  made to you in full  under  the terms of the
Note, the Note will be cancelled.

Should you have any  questions,  please call your financial  advisor or broker,  or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

Date

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your limited  liability  company  interest in the Fund.

Because  you  have   tendered  and  the  Fund  has  purchased  a  portion  of  your investment,  you have  been  paid a note  (the  "Note")  entitling  you to  receive payment  of 100% of the  estimated  repurchase  price  based on the  unaudited  net asset  value  of the  Fund as of March  31,  2004  (the  "Valuation  Date"),  after subtraction  of the 1.00% Early  Withdrawal  Charge that  applies if the date as of which the  Interest  is to be valued for  purposes of the  repurchase  is less than one year  following the date of your initial  investment in the Fund, in accordance with the terms of the Repurchase  Offer.  You will receive a payment in this amount via wire or check, as per your  instructions  on your  Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within 45 days of the  Valuation  Date  unless the Fund has  requested  a  withdrawal  of its capital from any Portfolio  Funds in order to fund the  repurchase of interest,  in which case payment  will be made ten  business  days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by  OppenheimerFunds  Services  on your behalf for your safety and convenience.  Once  payment  has been  made to you in full  under  the terms of the
Note, the Note will be cancelled.
You remain a member of the Fund with  respect to the  portion of your  interest  in the Fund that you did not tender.

Should you have any  questions,  please call your financial  advisor or broker,  or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

                                  PROMISSORY NOTE

   Pursuant to the Offer to Purchase  (the  "Repurchase  Offer") up to  twenty-five percent  (25%) of the aggregate of its  beneficial  interest  ("Interest")  at a price  equal to the  respective  net asset value as of the close of The New York
   Stock  Exchange on the  Valuation Day upon the terms and  conditions  set for in
   the  Repurchase  Offer,   Oppenheimer   Tremont  Opportunity  Fund,  LLC  hereby
   promises  to  pay  in  cash,  in the  manner  set  forth  below,  to the  person identified  below as the payee (the  "Payee") an amount  equal to the  estimated net asset value of the Interest  tendered,  determined as of the Valuation  Date in accordance with the asset valuation policy of the Fund.

This note  entitles the Payee to receive an initial  payment,  valued in accordance with the Limited  Liability  Company  Agreement of the Fund,  equal to at least 95%
of the estimated  value of the Interest (the "Initial  Payment") which will be paid to the  payee in the form of a check or wire  within 45 days  after  the  Valuation
Date,  unless Fund has  requested a withdrawal  of its capital  from any  Portfolio
Fund(s) in order to fund the  repurchase  of  interest,  in which case payment will be made  ten  business  days  after  the  Fund has  received  at  least  90% of the aggregate  amount  withdrawn  by the Fund from  such  Portfolio  Fund(s).  An Early
Withdrawal  Charge  of  1.00%  of  the  value  of an  Interest  (or  portion  of an
Interest)  repurchased  by the Fund will apply if the date as of which the Interest is to be valued for  purposes of  repurchase  is less than one year  following  the date of the  Payee's  initial  investment  in the Fund.  If  applicable,  the Early
Withdrawal   Charge  will  be  deducted   before  payment  of  the  proceeds  of  a
repurchase.

This note also entitles the Payee to a contingent  payment equal to the excess,  if any, of (x) the net asset value of the  Interest (or portion  thereof)  repurchased by the  Fund as of the date of such  repurchase,  determined  based on the  audited financial  statements of the Fund for the Fiscal Year in which such  repurchase was effective  over  (y)  the  Initial  Payment.  The  contingent  payment  is  payable promptly after the completion of the audit of the Fund's  financial  statements for fiscal year ending March 31, 2004.

Both  the  initial  and  contingent  payments  hereunder  shall  be paid  in  cash, provided,  however, that if the Fund's Board of Managers determines that payment of
           -------
all or a portion of the purchase price by a distribution  of marketable  securities is  necessary to avoid or mitigate any adverse  effect of the  Repurchase  Offer on
the  remaining   members  of  the  Fund,   then  such  payment  shall  be  made  by
distributing  such  marketable  securities,  all as  more  fully  described  in the
Repurchase Offer.

Both the  initial  and  contingent  payment  of this note shall be made by check or wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         Oppenheimer Tremont Opportunity Fund, LLC

                                          By:  ________________________________

                                  PROMISSORY NOTE

   Pursuant to the Offer to Purchase  (the  "Repurchase  Offer") up to  twenty-five percent  (25%) of the aggregate of its  beneficial  interest  ("Interest")  at a price  equal to the  respective  net asset value as of the close of The New York
   Stock  Exchange on the  Valuation Day upon the terms and  conditions  set for in
   the  Repurchase  Offer,   Oppenheimer   Tremont  Opportunity  Fund,  LLC  hereby
   promises  to  pay  in  cash,  in the  manner  set  forth  below,  to the  person identified  below as the payee (the  "Payee") an amount  equal to the  estimated net asset value of the Interest  tendered,  determined as of the Valuation  Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in  accordance  with the
Limited  Liability  Company  Agreement  of the Fund,  equal to at least 100% of the estimated  value of the Interest (the "Initial  Payment") which will be paid to the payee in the form of a check or wire  within  45 days  after  the  Valuation  Date, unless Fund has requested a withdrawal  of its capital from any  Portfolio  Fund(s)
in order to fund the  repurchase  of  interest,  in which case payment will be made ten  business  days  after  the Fund has  received  at least  90% of the  aggregate amount  withdrawn  by the Fund from such  Portfolio  Fund(s).  An Early  Withdrawal
Charge  of  1.00%  of  the  value  of an  Interest  (or  portion  of  an  Interest)
repurchased  by the Fund will apply if the date as of which the  Interest  is to be valued for purposes of repurchase  is less than one year  following the date of the
Payee's  initial  investment  in the Fund.  If  applicable,  the  Early  Withdrawal
Charge will be deducted before payment of the proceeds of a repurchase.

The  payment  hereunder  shall  be paid in  cash,  provided,  however,  that if the
                                                   --------   -------
Fund's  Board of  Managers  determines  that  payment  of all or a  portion  of the purchase  price by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse  effect of the  Repurchase  Offer on the remaining  members of the Fund,  then  such  payment  shall be made by  distributing  such  marketable securities, all as more fully described in the Repurchase Offer.

The  payment of this note  shall be made by check or wire to the Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                         Oppenheimer Tremont Opportunity Fund, LLC

                                              By: _______________________________